SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/3/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
2,078,809

8. SHARED VOTING POWER
363,367

9. SOLE DISPOSITIVE POWER
2,078,809
_______________________________________________________

10. SHARED DISPOSITIVE POWER
363,367

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,442,176 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
21.35%

14. TYPE OF REPORTING PERSON

IA

1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
2,078,809

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
2,078,809
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,078,809 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

18.17%

14. TYPE OF REPORTING PERSON

IC
___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________



7. SOLE VOTING POWER
2,078,809

8. SHARED VOTING POWER
363,367

9. SOLE DISPOSITIVE POWER
2,078,809
_______________________________________________________

10. SHARED DISPOSITIVE POWER
363,367

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,442,176 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
21.35%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________



7. SOLE VOTING POWER
2,078,809

8. SHARED VOTING POWER
363,367

9. SOLE DISPOSITIVE POWER
2,078,809
_______________________________________________________

10. SHARED DISPOSITIVE POWER
363,367

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,442,176 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
21.35%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
2,078,809

8. SHARED VOTING POWER
363,367

9. SOLE DISPOSITIVE POWER
2,078,809
_______________________________________________________

10. SHARED DISPOSITIVE POWER
363,367

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,442,176 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
21.35%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #14 to the schedule 13d filed January 15, 2015. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on August 24,2015, there were 11,441,022 shares of common stock outstanding as of June 30, 2015. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor. As of February 3, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 2,442,176 shares of RIT (representing 21.35% of RIT's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 2,442,176 shares of RIT include 2,078,809 shares (representing 18.17% of RIT's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control:Bulldog Investors General Partnership, Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, MCM Opportunity Partners, LP, Steady Gain Partners, LP, and Mercury Partners, LP (collectively,"Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 2,442,176 shares of RIT beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 363,367 (representing 3.18% of RIT's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 2,078,946 shares. Bulldog Investors, LLC has shared power to dispose of and vote 363,367 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of RIT's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


(c) Since the last filing on 11/24/15 the following shares of RIT were purchased:

Date:		        Shares:		Price:
12/03/15		1,196		12.5900
12/04/15	 	100		12.7600
12/07/15		264		12.6900
12/08/15		1,000		12.6700
12/15/15		4,008		12.5957
12/16/15		7,701		12.6764
12/17/15		4,483		12.7012
12/18/15		2,500		12.6600
12/21/15		1,200		12.6700
12/22/15		20,062		12.7485
12/28/15		7,148		12.9217
12/30/15		4,620		13.0244
01/04/16		85		12.7800
01/05/16		8,478		13.0007
01/06/16		8,300		12.9826
01/07/16		146		12.8900
01/08/16		400		12.7800
01/11/16		4,069		12.7003
01/13/16		1,900		12.5500
01/26/16		3,600		12.4740
01/27/16		4,900		12.3860
01/29/16		7,073		12.5300
02/01/16		4,037		12.5922
02/02/16		39,257		12.5194
02/03/16		28,900		12.5678




d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/4/16

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.